UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

LAWSON PRODUCTS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

520776 10 5
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)
☐Rule 13d-1(c)
☒Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 520776 10 5                                                                                                                     Schedule 13G

1.	NAME OF REPORTING PERSON IRS. IDENTIFICATION NUMBER. OF ABOVE PERSON (ENTITIES ONLY) James K. Gardner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER -0-
6.	SHARED VOTING POWER 875,977*
7.	SOLE DISPOSITIVE POWER -0-
8.	SHARED DISPOSITIVE POWER 875,977*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 875,977*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2% based on 8,597,544 shares of Common Stock outstanding as of October 5, 2012.
12.	TYPE OF REPORTING PERSON IN

--------------------------------------------------------------------------------

*  Voting power shared as co-trustee of trusts for the benefit of Samantha Borstein and Jenna Walsh.

CUSIP No.  520776 10 5                                                                                                                     Schedule 13G

Item 1.
(a)           Name of Issuer:

Lawson Products, Inc.

(b)           Address of Issuer’s Principal Executive Offices:

8770 W. Bryn Mawr Ave., Suite 900, Chicago, IL 60631

Item 2.
(a)           Name of person filing:

James K. Gardner

(b)	Address of principal business office or, if none, residence:

c/o Neal Gerber & Eisenberg LLP
Two North LaSalle Street
Chicago, IL 60602

(c)	Citizenship:	U.S.A.

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	520776 10 5

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                    Ownership.

See cover page.

Consist of shares of Common Stock of Lawson Products, Inc. held by Mr. Gardner as co-trustee of the Samantha E. Borstein Exempt Trust (437,988 shares) and the Jenna Walsh Exempt Trust (437,989 shares), Samantha Borstein is co-trustee of the Samantha E. Borstein Exempt Trust and Jenna Walsh is co-trustee of the Jenna Walsh Exempt Trust.  Mr. Gardner has no monetary interest in the shares held by the trusts.

Items 5 - 10.

Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☐

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2013.

/s/ James K. Gardner
James K. Gardner